FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2018

GRUPO AEROPORTUARIO DEL SURESTE, S.A.B. de C.V.

(SOUTHEAST AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Bosque de Alisos No. 47A– 4th Floor

Bosques de las Lomas

05120 México, D.F.

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F x	Form 40-F ____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ____	No x

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)

Contacts: ASUR Lic. Adolfo Castro (52) 55 5284-0408 acastro@asur.com.mx	InspIR Group Susan Borinelli (646) 330-5907 susan@inspirgroup.com

ASUR Announces Total Passenger Traffic for April 2018

Passenger traffic increased 4.2% YoY in Mexico, and decreased 13.0% in Puerto Rico and 4.7% in Colombia

Mexico City, May 3, 2018 - Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR) (ASUR), a leading international airport group with operations in Mexico, the U.S. and Colombia, today announced that total passenger traffic for April 2018 decreased 0.6% when compared to April 2017. Passenger traffic rose 4.2% in Mexico, and declined 13.0% in San Juan and 4.7% in Colombia.

This announcement reflects comparisons between April 1 through April 30, 2018 and 2017. Transit and general aviation passengers are excluded for Mexico and Colombia. During 2018, the impact of Holy Week on passenger traffic in Mexico began on March 23, while in 2017 it began on April 7.

Note that the decline in passenger traffic at San Juan Airport reflects the impact of Hurricane Maria, which hit the island on September 21, 2017.

Passenger Traffic Summary
	April		% Chg	Accumulated		% Chg
	2017	2018		2017	2018
Mexico	2,758,623	2,874,891	4.2	10,556,418	11,396,807	8.0
Domestic Traffic	1,194,557	1,287,135	7.7	4,272,356	4,746,093	11.1
International Traffic	1,564,066	1,587,756	1.5	6,284,062	6,650,714	5.8
San Juan, Puerto Rico	799,588	695,954	(13.0)	3,099,524	2,554,252	(17.6)
Domestic Traffic	699,543	624,998	(10.7)	2,727,225	2,307,955	(15.4)
International Traffic	100,045	70,956	(29.1)	372,299	246,297	(33.8)
Colombia	848,314	808,387	(4.7)	3,363,864	3,193,213	(5.1)
Domestic Traffic	736,210	686,535	(6.7)	2,940,983	2,698,652	(8.2)
International Traffic	112,104	121,852	8.7	422,881	494,561	17.0
Total Traffic	4,406,525	4,379,232	(0.6)	17,019,806	17,144,272	0.7
Domestic Traffic	2,630,310	2,598,668	(1.2)	9,940,564	9,752,700	(1.9)
International Traffic	1,776,215	1,780,564	0.2	7,079,242	7,391,572	4.4

ASUR Page 1 of 3

Mexico Passenger Traffic
		April		% Chg	Accumulated		% Chg
		2017	2018		2017	2018
Domestic Traffic		1,194,557	1,287,135	7.7	4,272,356	4,746,093	11.1
CUN	Cancun	649,971	705,655	8.6	2,221,011	2,534,913	14.1
CZM	Cozumel	11,646	12,858	10.4	39,578	49,113	24.1
HUX	Huatulco	57,630	55,544	(3.6)	195,101	217,177	11.3
MID	Merida	162,191	184,180	13.6	621,844	693,241	11.5
MTT	Minatitlan	16,556	17,211	4.0	65,354	60,873	(6.9)
OAX	Oaxaca	60,307	64,369	6.7	230,818	274,256	18.8
TAP	Tapachula	23,373	24,935	6.7	96,601	94,929	(1.7)
VER	Veracruz	107,066	121,442	13.4	396,422	440,398	11.1
VSA	Villahermosa	105,817	100,941	(4.6)	405,627	381,193	(6.0)
International Traffic		1,564,066	1,587,756	1.5	6,284,062	6,650,714	5.8
CUN	Cancun	1,481,640	1,506,275	1.7	5,880,939	6,222,218	5.8
CZM	Cozumel	37,588	32,822	(12.7)	179,991	174,281	(3.2)
HUX	Huatulco	13,243	12,239	(7.6)	94,756	96,553	1.9
MID	Merida	16,079	18,677	16.2	64,255	82,011	27.6
MTT	Minatitlan	560	611	9.1	2,375	2,182	(8.1)
OAX	Oaxaca	4,911	7,017	42.9	23,848	34,398	44.2
TAP	Tapachula	1,273	1,615	26.9	4,882	5,910	21.1
VER	Veracruz	5,577	5,481	(1.7)	20,932	21,023	0.4
VSA	Villahermosa	3,195	3,019	(5.5)	12,084	12,138	0.4
Traffic Total Mexico		2,758,623	2,874,891	4.2	10,556,418	11,396,807	8.0
CUN	Cancun	2,131,611	2,211,930	3.8	8,101,950	8,757,131	8.1
CZM	Cozumel	49,234	45,680	(7.2)	219,569	223,394	1.7
HUX	Huatulco	70,873	67,783	(4.4)	289,857	313,730	8.2
MID	Merida	178,270	202,857	13.8	686,099	775,252	13.0
MTT	Minatitlan	17,116	17,822	4.1	67,729	63,055	(6.9)
OAX	Oaxaca	65,218	71,386	9.5	254,666	308,654	21.2
TAP	Tapachula	24,646	26,550	7.7	101,483	100,839	(0.6)
VER	Veracruz	112,643	126,923	12.7	417,354	461,421	10.6
VSA	Villahermosa	109,012	103,960	(4.6)	417,711	393,331	(5.8)

Us Passenger Traffic, San Juan Airport (LMM)
		April		% Chg	Accumulated		% Chg
		2017	2018		2017	2018
SJU Total		799,588	695,954	(13.0)	3,099,524	2,554,252	(17.6)
Domestic Traffic		699,543	624,998	(10.7)	2,727,225	2,307,955	(15.4)
International Traffic		100,045	70,956	(29.1)	372,299	246,297	(33.8)

Colombia Passenger Traffic Airplan
		April		% Chg	Accumulated		% Chg
		2017	2018		2017	2018
Domestic Traffic		736,210	686,535	(6.7)	2,940,983	2,698,652	(8.2)
MDE	Rionegro	524,013	483,700	(7.7)	2,091,053	1,885,937	(9.8)
EOH	Medellin	79,712	80,988	1.6	328,794	330,927	0.6
MTR	Monteria	79,441	70,046	(11.8)	308,391	278,810	(9.6)
APO	Carepa	16,173	16,963	4.9	66,973	61,883	(7.6)
UIB	Quibdo	30,554	28,282	(7.4)	120,111	113,769	(5.3)
CZU	Corozal	6,317	6,556	3.8	25,661	27,326	6.5
International Traffic		112,104	121,852	8.7	422,881	494,561	17.0
MDE	Rionegro	112,104	121,852	8.7	422,881	494,561	17.0
EOH	Medellin	-	-		-	-
MTR	Monteria	-	-		-	-
APO	Carepa	-	-		-	-
UIB	Quibdo	-	-		-	-
CZU	Corozal	-	-		-	-
Traffic Total Colombia		848,314	808,387	(4.7)	3,363,864	3,193,213	(5.1)
MDE	Rionegro	636,117	605,552	(4.8)	2,513,934	2,380,498	(5.3)
EOH	Medellin	79,712	80,988	1.6	328,794	330,927	0.6
MTR	Monteria	79,441	70,046	(11.8)	308,391	278,810	(9.6)
APO	Carepa	16,173	16,963	4.9	66,973	61,883	(7.6)
UIB	Quibdo	30,554	28,282	(7.4)	120,111	113,769	(5.3)
CZU	Corozal	6,317	6,556	3.8	25,661	27,326	6.5

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About ASUR

Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a leading international airport operator with a portfolio of concessions to operate, maintain and develop 16 airports in the Americas. This comprises nine airports in southeast Mexico, including Cancun Airport, the most important tourist destination in Mexico, the Caribbean and Latin America, and six airports in northern Colombia, including Medellin international airport (Rio Negro), the second busiest in Colombia. ASUR is also a 60% JV partner in Aerostar Airport Holdings, LLC, operator of the Luis Muñoz Marín International Airport serving the capital of Puerto Rico, San Juan. San Juan’s Airport is the island’s primary gateway for international and mainland-US destinations and was the first, and currently the only major airport in the US to have successfully completed a public–private partnership under the FAA Pilot Program. Headquartered in Mexico, ASUR is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares. ASUR is one of the top four emerging market companies in the transportation and transportation infrastructure sector included in the Dow Jones Sustainability Emerging Markets Index (DJSI EM). For more information, visit www.asur.com.mx

- END -

ASUR Page 3 of 3

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
By: /s/ ADOLFO CASTRO RIVAS
Adolfo Castro Rivas
Chief Executive Officer

Date: May 3, 2018